File number 82 - 524

# FRIENDS PROVIDENT

+Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

04 FEB -2 AM 7:21

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

13 January 2004

04012521

SUPPL

Dear Sir

**Friends Provident plc - File number 82 - 524**

Since our previous submission to you on 8th January 2004 enclosed a recent press release to the London Stock Exchange.

| | | |
|---|---|---|
| Board Appointment | - | 13th January 2004 |
| Increase of issued share capital | - | 13th January 2004 |

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 2/3

| | |
|---|---|
| **Company** | Friends Provident PLC |
| **TIDM** | FP. |
| **Headline** | Board appointment |
| **Released** | 15:31 13 Jan 2004 |
| **Number** | 1825U |

RNS Number:1825U
Friends Provident PLC
13 January 2004

FRIENDS PROVIDENT PLC

BOARD APPOINTMENT

Friends Provident plc is pleased to announce that Ray King, 50, joins the Board as an independent Non-Executive Director with immediate effect. Ray is the Group Finance Director of BUPA, the international healthcare Group.

He trained as a Chartered Accountant with Price Waterhouse in Newcastle upon Tyne. Upon leaving in 1978, a year after qualifying, he joined ICI where he spent 14 years working in senior positions in the UK and USA. In 1992, he joined Southern Water plc as Group Finance Director. Following its acquisition by Scottish Power in 1996, he left to become Group Financial Controller of Guinness plc, then of Diageo plc following its merger with Grand Metropolitan. In 1999 he became Finance Director and then also Deputy Chief Executive of Parity Group plc before taking up his current position with BUPA in August 2001.

David Newbigging, Chairman of Friends Provident, said:

> "I am delighted to welcome Ray to the Board. As well as his considerable financial expertise he brings wide experience of working within large publicly quoted companies which will prove invaluable to Friends Provident."

- Ends -

For further information, please contact:

| | | |
|---|---|---|
| Di Skidmore | Friends Provident plc | 020 7760 3131 |
| Catherine Lees | Bell Pottinger Financial | 020 7861 3877 |

Ref: E001

Notes to Editors

Friends Provident plc

Friends Provident, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. The company's current market capitalisation is over £2.3bn.

Friends Provident has two core businesses: Friends Provident Life and Pensions (FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued at around £62bn as at 30 September 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

- Top 10 UK player in Life & Pensions and Asset Management and top 3 player in Offshore Life & Pensions.
- Diversified business model providing strong and consistent revenue streams.
- Award winning service initiatives and market leading technology continue to build key partnerships and deliver increased cost efficiencies.
- Clear focus on product lines (investments, pensions and protection) and sources of revenue to minimize risks and maintain growth.
- Strong financial strength credit ratings - S&P A+ and Moody's A2, both with stable outlook.
- Growing market opportunities through changing demographics, resulting in a need to increase pension and healthcare provision; the shift from defined benefit to defined contribution pension schemes; proposed regulatory changes to the way financial services products are distributed.
- Accredited under the Raising Standards Quality Mark Scheme initiative.



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| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Increase of issued share capital |
| **Released** | 16:00 13 Jan 2004 |
| **Number** | PRNUK-1301 |

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 13 January 2004 the issued share capital of the Company has increased to 1,722,432,006 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the new 60,506 ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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